ITEM 77D

At a special telephone meeting held on February 3, 2010, the Board of Trustees of
Dreyfus Variable Investment Fund adopted the following non-fundamental policy for
Opportunistic Small Cap Portfolio:

Under normal circumstances, the fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in the stocks (or other instruments with similar economic characteristics) of small-cap companies.